Exhibit 22.1

LIST OF SUBSIDIARY GUARANTORS

Each of the subsidiaries of Fossil Group, Inc. (the “Company”) listed below is a guarantor of the 9.500% First-Out Notes due 2029 and the 7.500% Second-Out Notes due 2029 issued by the Company.

Subsidiary Guarantor	Jurisdiction of Organization

Fossil Canada Inc.	New Brunswick, Canada

Fossil (Europe) GmbH	Germany

Fossil Global Holdings, Inc.	Delaware

Fossil Intermediate, Inc.	Delaware

Fossil Partners, L.P.	Texas

Fossil Stores I, Inc.	Delaware

Fossil Trust	Delaware

Fossil (UK) Limited	England and Wales

Fossil (UK) Holdings Limited	England and Wales

Fossil Europe B.V.	Netherlands

Fossil Group Europe GmbH	Switzerland

Swiss Technology Holding GmbH	Switzerland